Mail Stop 4561

October 31, 2007

Mr. Roger D. Sandeen
Chief Financial Officer
Medaire, Inc.
80 East Rio Salado Parkway, Suite 610
Tempe, Arizona 85281

      Re: Medaire, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 0-51555

Dear Mr. Sandeen:

      We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief